

INVEST IN **MY PANDA**

The Personal Assistant Next Door App: Achieve Liberation Through Delegation

mypandaapp.com   Atlanta GA   🐦 in f ⃝

Featured Investors

Investors include

Shelli Pavone   Techstars

Investing in MyPanda resonates deeply with my belief in supporting innovative



Shelli Pavone ✓

Syndicate Lead

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solutions that make daily life more manageable, especially for those juggling multiple responsibilities. The modern world is brimming with challenges – from the relentless pace of work to the demands of raising a family. After a taxing day, tasks like tidying the kitchen or dealing with errands can feel overwhelming. MyPanda addresses this reality head-on.

By investing in MyPanda, I'm not just backing a business idea; I'm endorsing a vision that eases the daily burdens of countless individuals, particularly women who often bear the brunt of these domestic responsibilities.

Invested $5,000 this round



Highlights

① Over 300% growth in revenue from 2020 to 2022

② Average of 88% of our monthly users are repeat users

③ Contracts secured for employee perks at Google Atlanta, Children's Healthcare of Atlanta & The Lola

④ Average monthly spend/customer has grown from $155 in 2021 to $227 in 2023

⑤ Intersection of the $600B on-demand home services market, and the $2.6B employee concierge market

6   Currently serving most of Atlanta, plans to expand into next new city in 2024

7   Growth thus far has been fueled almost exclusively by referrals and word of mouth

Our Team



Tamara V Lucas   CEO

MSW with 20+ yrs experience in service, sales and management in the fine wine industry. Graduate of Emory's Start:ME program, City of Atlanta's Women's Entrepreneurship Initiative, and Techstars Atlanta 2022.



Jonathan Richter   Head of Product

Founder and CEO of Winnona Partners, a custom software development and consulting company. Research Fellow - The Fulbright Program



Chris Waterbury   Lead Developer

CTO & Developer at Winnona Partners, a custom software development and consulting company. Previous founder and CTO for tech startup.



Anna Kanze Hamilton   Operations and Strategy

MBA, Advisor on green job creation & gender and racial equity. Oversaw operations at Croatan Institute. Launched impact vehicles for gender & income equity at Grassroots Capital Management.

My Panda - The Personal Assistant Next Door



my panda

PERSONAL ASSISTANT NEXT DOOR APP

LIBERATION THROUGH DELEGATION

MyPandaApp.com

Available on iOS and Android

Have you ever had a morning that left you scattered, flustered and stressed?

A morning like this....as you are rushing to get the kids off to school on time, your one kid can't find clean pants in the pile of laundry that is sitting on the couch, the dog gets sick, so you have to call the vet to make an appointment for after work.... as you are running out of the house to make an appointment, you get a call from the school - your other kid left his lunch at the house and it needs to be dropped off by lunch period, and the sink is full of dishes and your car's gas tank is empty....

The Working Woman's Scarcity Problem

- **76M** working women in U.S. work an avg of 4/hours/day on unpaid household tasks ***

- **'Second Shift'****= **111B** unpaid hours annually*
  (**household responsibilities after full work-day)

- Worth **$1.1T** to the U.S. economy (based on conservative pay rate of $10/hour)

Mental health crisis


Today's families live away from traditional support systems.
Higher divorce rates
Personal financial disasters
Lower business revenues
*nytimes.com
**The Second Shift; Working Parents and the Revolution at Home
***dol.gov

Just about every one of the 76M working women in this country, has more than likely had a day like this at least once this week.

In the past, we used to live in villages with a support system all around us. But we no longer live near extended family, and our friends are just as busy as we are.

After a full day of work, we come home to the 2nd **shift of work**, taking the dog to the vet, laundry, planning, cooking and cleaning up from dinner– these tasks nationwide add up to over **100B** hours annually.

This **mental load and unpaid labor** adds to stress and burnout and compounded with the isolation from support systems - the working woman has a severe sense of **time and support scarcity**. This affects her whole life, her mental health, her relationships, her finances and her productivity at work.


10:07
my panda
Help Me With...
Shopping & Delivery
Kitchen Tidy Up
Vacation Services
Pet Care
Laundry Folding
Custom Services

A Unique Village of Support

my panda
PERSONAL ASSISTANT NEXT DOOR APP

Combining **technology** &

the **trust of the hyper-local community**

to give **busy women**

the resource they need most:

time.

My Panda was started by a single working mom who spent years working with families as a social worker and educator. She understood the type of support that we need in order to thrive.

My Panda was created to provide that type of support, to **be the village** that so many of us are missing. We know that when the women of a community are supported, they will take that support and create more abundance in their community.

Much like when we give a micro-loan of money to an entrepreneurial woman in a developing country....how she will transform her entire village..... If we can give the women in our communities the resource they most need in this day and age, that of **time**....we believe they will transform their communities as well.

The Pandas : Trusted Support


- Background checks
- Identity verification
- Paid living wage


- Successfully growing Panda side of market month over month
- Allows for quality hiring


- Hyper-local service 'groves'
- Increased trust and efficiencies
- Keeps money in local economy


- Culture of women supporting women
- 90-95% users and Pandas are women



MY
PERSONAL
ASSISTANT
NEXT
DOOR
APP

Our Pandas (**Personal Assistants Next Door**) are the heart of our business...All of our trusted pandas are vetted by the My Panda team, have complete **background** and **identity checks** and are paid a living wage. They also live near the clients they serve.

This close proximity increases **trust** and time efficiencies and further builds a **sense of community,** allowing us to keep money within the local economy.

And we have had plenty of applications to meet the needs of this side of the market – allows us to be extremely selective in who we hire, ensuring top-notch quality service

And we have a culture of women helping women – between **90%-95%** of our users and Pandas are women.

Distribution Channels

Existing Channel

- Direct to Consumer
- **$600B** Home Services Market
- Foundational Learnings

Emerging Channels

- Strategic Partnerships
- Referrals from local businesses
- Co-working space partnerships
- Employee Concierge Programs collaboration (**$2.6B** Market)

- Employee Benefits – Membership & service hours provided by employer
- Employee Perks – Exclusive discounts for employees








(Potential Annual Pipeline Revenue)

($275K)

($825K)

($140K)

We launched with a straight B2C model, which captures a portion of the **$600B on-demand home service market**, and this is where we gained many foundational learnings. As we have already touched upon, women are struggling to get it all done and maintain their mental health and continue to succeed at work.

We also have learned that her employer has huge pain points of trying to get workers back in the **office**, reduce their **stress** and improve overall **productivity and satisfaction**.

What better way to help accomplish the goals of both <u>the employee</u> and <u>the employer</u> than to provide support at home with tasks that are overwhelming the working woman. Using traditional B2B sales methods, we are now selling our services into small and large companies to be offered as either a full **employee benefit** or as a discounted **employee perk**.

And we have had great traction in the early stages of this launch– Within the past month we have secured agreements with both Atlanta's **Google** office and **Children's Healthcare of Atlanta** to be included in their employee perks offerings. There are over **14K Atlanta area employees** between these 2 companies alone, giving us a potential pipeline of annual revenue of over **$1M**.

And we are launching additional distribution channels of partnering with co-working spaces and existing employee concierge programs, (which happens to be a growing **$2.6B market**) We just signed an agreement with **Wellstar**'s internal concierge program – called Circles- to subcontract out some Panda help over the holidays. And we are having discussions with both **Salesloft** and **The Mom Project** to promote our services to their employees.

Traction & Engagement



88% REPEAT USERS/MONTH (12 MONTH AVG)



2021 **$155**
2022 **$195**
YTD 2023 **$227**

AVG MONTHLY SPEND PER CUSTOMER

LTV:CAC RATIO = **13:1**

CAC PAYBACK PERIOD = **45 days**



ACTUAL ANNUAL REVENUE in $1000's

2019	2020	2021	2022
17	40	100	160



PROJECTED ANNUAL REVENUE in $1000's

2023	2024	2025	2026
250	16000	68000	175000

Forward-looking projections cannot be guaranteed

Our app was released in **Sept 2019** and, despite the pandemic and with a mostly bootstrapped budget, we have steadily grown from one neighborhood to serving most of the in-town Atlanta neighborhoods.

The metric I am most proud of is our retention – every month **88%** of our users have used us before. And once they start using us, they keep coming back for more as evidenced by our growth in average monthly spend.

Our CAC remains very low, averaging just over $200. Since we have such great retention, our LTV :CAC ratio is an impressive **13:1**! And it takes just over a month to payback that acquisition spend.

Our revenue has grown by **over 300%** since 2020 with only our B2C customer acquisition channel. Our future growth will be driven by geographic growth as well as expanding our sales into the Employee benefits and partnerships channels.

Since we have seen great traction already with hospitals in the Atlanta area, as we expand into new cities, we will target a **local hospital system** to act as an **anchor account**. Then we will focus on other healthcare systems and medium size businesses within that city.

These projections are based off a conservative estimate of **one new company and partnership** monthly in each city, with a total of 30 new customers coming in through these channels and approximately 20 new direct customers monthly (roughly the same as our current rate)



Monetization Strategy
Hourly Panda Services
Memberships & Business Packages
Affiliate Partnership Revenues
Hourly Rate: $44
Avg Panda Pay: $20/hr
Gross Margin = 55%
Individuals:
• Monthly Memberships (with discounted hourly rates):
• Basic: $10/month
• Premium: $100/month
Businesses:
• Per Employee: Starting at $170/employee/month
New Customer Acquisition:
• Affiliate partnerships/ collaborations introduce new clients
Revenue Stream:
• Regular hourly rate: $44
• Affiliate discounted rate may be applied
• Revenue sharing

We have a clear and straightforward monetization strategy. We charge an **hourly rate** for our services, and have **monthly membership fees** for individual customers and **business package deals** that can be billed monthly or annually.

Our Partnerships will **accelerate customer acquisition** and we will structure future agreements to include a revenue-sharing model as well.

Competitive Edge: Trusted & Holistic Support

		Help with tasks	Trusted & Personalized	Holistic & Multi-Faceted Support	Local Community Connection
	my panda PERSONAL ASSISTANT NEXT DOOR APP	✔	✔	✔	✔
$2.9B raised IPO	instacart	✔	✘	✘	✘
$37.7M raised Acquired by IKEA	TaskRabbit	✔	✘	✘	✘
$736.6M raised IPO	Nextdoor	✘	✔	✘	✔
	Neighborhood Facebook Groups	✘	✔	✘	✔
	LifeCoach	✘	✔	✔	✘
	Friends & Family	✔	✔	✔	✘

Like many of our well-funded competitors, sure, we step in to help **complete tasks**, but we clearly stand out as the one <u>trusted, complete solution</u> to meet the **multi-faceted needs** of today's consumer.

Our Village



TAMARA LUCAS
CEO, FOUNDER
- 25+ years sales, service, business development & management
- MSW - Expert at building community-based solutions & leading teams



JONATHAN RICHTER
HEAD OF PRODUCT
- Co-founder- Winonna Partners Software Development
- 10+yrs managing the development of CRMs, Websites, Web Apps, Mobile Apps, Software Integrations, and SEO strategies.



CHRIS WATERBURY
LEAD DEVELOPER
- Co-founder - Winonna Partners Software Development
- Previous tech startup founder
- 10+ years development experience

 **MARTINE RESNICK** MARKETING

 **AMANDA FARAHANY** INVESTOR/ADVISOR

 **ANNA KANZE HAMILTON** OPERATIONS

 **JANINE KUPERSMITH** PANDA SUCCESS

 **STEFANIE DIAZ** STRATEGY ADVISOR

         

And, in the same way that our Pandas are the village of support for our customers, we have gathered a village of support around us.

Our team has many decades of expertise in **marketing, development and operations** and is the right team to take us to the next level.

We are also an integral part of the **Atlanta tech startup scene** – tapping into many programs and building a strong network of advisors and mentors.

Our Ask



Financing Sought
$500K
$6M cap
SAFE note

Milestones
Q2 2024
Profitable/$100MRR
1st Expansion Market

Use of Funds

Sales
• B2B
• Partnerships
• Community Ambassadors

Team
• Operations
• Finance
• Product Development

Product/Tech Development
• UX/UI improvements in app
• Browser-based requests enabled

LIBERATION THROUGH DELEGATION

We invite you to be a part of our village, to join our movement to help **millions of women** around the world achieve **Liberation through Delegation**. Our goal is to reduce stress and overwhelm, improve family relationships, increase work productivity, strengthen our communities, and grow businesses.

We are raising up to **$124K** on the Wefunder platform. We plan to raise the remaining amount of our $500K round offline with individual investors. With the **$500K** we are raising we are confident that we will be well on the road to meet these goals and more. Our team is **waiting to execute** on our roadmap and we would love to have you join us.


next

Productivity tool to help prioritize and delegate

Input of individual preferences   Predictive Analysis   Guidance & suggestions to

coming up n

and data analysis of existing users and consumer behaviors



To Do List:

Machine Learning/AI



increase productivity & how to best use our product



This is down the road a bit – but we do want to give you a quick glimpse into one of the exciting things we have on our product road map.

We are currently gathering data from the over 600 users on our platform to create a unique AI enabled suggestive productivity tool that will be a game changer for our overwhelmed users.

Testimonials



Benefits for Pandas & Users:
Emotional & mental support
Culture of mutual respect
Fair pay and flexible work
Women supporting women

What's great about working with My Panda is it's kind of like being my own boss, being a mini-entrepreneur. And the most rewarding part is just, making people's lives easier.

-Decatur Panda
$3880 earned in 2022



I am not one to seek help, but I gave in when I just couldn't keep up! Let go of the guilt and find a Panda! I was overwhelmed with piles of laundry, etc. My Panda had a plan and doesn't waste time! She is sensitive to your needs and just seems to intuitively know what to do!

-Atlanta Mom
$2090 spent in 2022



[redacted]
September 13, 2022 ·

Just wanted to give a shout out to My Panda. Y'all, we're getting ready to put our house on the market and I needed someone to literally follow me around and be a second set of hands. 2.5 hours later, my house is a different place and my mental health has greatly improved. 🤣🤗

I can't remember who posted about juggling all the things as a mom but the answer is OUTSOURCE as much as you can. Ask for help.
Love supporting this women-owned business!

Post in local mom Facebook group

And, we will leave you with this.... to give you a more personal understanding of the impact that My Panda has. We provide a level of emotional support and we have a culture of mutual respect. We are all in this together and our whole community understands and values this and we hope you will join us.

Thank you!

 my panda

PERSONAL ASSISTANT NEXT DOOR APP

MyPandaApp.com

@MyPandaApp

Tamara@MyPandaApp.com

Available on iOS and Android